Exhibit 99.01

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

                Zamba Corporation desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and is filing this cautionary statement in connection with the reform act. This Quarterly Report on Form 10-Q and any other written or oral statements made by or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “could,” “may” and other similar expressions identify forward-looking statements.

                We wish to caution you that any forward-looking statements made by or on our behalf are subject to uncertainties and other factors that could cause such statements to be wrong. Some of these uncertainties and other factors are listed under the caption “Risk Factors” below (many of which we have discussed in prior SEC filings). Though we have attempted to list comprehensively these important factors, we wish to caution investors that other factors may prove to be important in the future in affecting our operating results. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business.

                You are further cautioned not to place undue reliance on those forward-looking statements because they speak only of our views as of the date the statements were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

We could become insolvent.

                Our loss from operations during the second quarter was more than $4.6 million on revenues of approximately $2.5 million, and our liabilities exceeded our assets by approximately $3.1 million as of the end of the second quarter.  Our revenues decreased by more than 72% from the revenues we recorded during the second quarter of 2001.  In large part, we have funded our losses by sales of our holdings in NextNet Wireless, Inc. (“NextNet”), which is a private corporation that develops non-line-of-sight broadband wireless access platforms that provide telecommunications carriers with solutions for rapid deployment of high-speed, two-way voice and data services over the “last mile” of the communications network.  If we are unable to reduce our losses and become profitable, or if we are unable to continue to sell portions of our holdings in NextNet, we may not be able to continue as a going concern.  The amount of potential purchasers of our holdings is quite limited, for reasons including the fact that investors have not been generally interested in telecommunications products companies over the past few years.  We could have difficulties achieving profitability, because potential customers may decide not to do business with us out of concern regarding our potential insolvency, which would negatively impact our revenues, and the largest component of our cost structure is employment costs, which are difficult to decrease without risking the loss of the billable hours those employees could produce.  Another important source of funding for us is our relationship with Silicon Valley Bank.  We currently receive funds from Silicon Valley Bank pursuant to an Accounts Receivable Purchase Agreement, in which Silicon Valley Bank advances us amounts up to 80% of the invoice value for eligible accounts receivable, to a maximum accounts receivable balance of $2.5 million.  Silicon Valley Bank can reject any or all of the invoices we submit, which could cause us to be dependent upon the timeliness of our collections from our clients.  If we became unable to borrow a sufficient amount of money from Silicon Valley Bank and are unable to collect our receivables in a timely enough manner, we may not have sufficient funds on hand to meet our current obligations.  If we are unable to reverse our decrease in revenues, grow our business and manage our growth and projects effectively, we may realize a material adverse effect in the quality of our services and products, our ability to retain key personnel, and our business, financial condition and results of operations.  Further, if our financial performance adversely affects our ability to obtain funds through accounts receivable, and we are unable to obtain additional financing, we may not be able to meet our cash requirements beyond September 10, 2002.

We are subject to claims and litigation and adverse results of these claims and litigation matters could negatively impact our financial condition and results of operations.

                The landlord for our St. Paul facility has sued us for failure to pay rent for a facility leased to our subsidiary, ZCA Corporation, and the landlord for our Campbell facility has sued us for failure to replenish our security deposit for that facility.  The St. Paul landlord is claiming damages of approximately $35,000, plus interest, late fees and costs, and the amount of the security deposit that the Campbell landlord is seeking is approximately $165,000.  The lease for the St. Paul facility will expire on December 31, 2005, and the current monthly rent is approximately $33,000.  The lease for the Campbell facility runs through June 30, 2007, and the current monthly rent is approximately $60,000.  The landlord for the St. Paul facility has notified us that it intends to amend its claims to seek additional damages, including past due rents and acceleration of future rents.  The Campbell landlord could also seek to amend its claim against us to accelerate future rents. If the claims are amended to include these additional claims and we are unsuccessful in resolving these matters, we could incur judgments of approximately $1,700,000 to the St. Paul landlord and approximately $5,300,000 to the Campbell landlord.  We have also received a letter demand for approximately $215,000 from one of our furniture lessors, who claims that we are in default of our lease and may seek to accelerate the balance of the payments under the lease, and are in discussions with another of our furniture lessors, who has also alleged default and may seek to accelerate the balance of the payments under this lease, which is approximately $400,000.  Further, our former president and C.E.O., Doug Holden, has notified us that he will seek continued payroll and benefits and continued vesting of stock options for six months from June 27, 2002, the date of his separation.  The value of Mr. Holden’s claims is approximately $150,000.  For further description of these and other legal matters, please see our discussion of “Legal Proceedings” under Item II of our Quarterly Report on Form 10-Q.  We are attempting to resolve these matters, but we cannot be certain that we will be able to successfully resolve these matters prior to litigation, and we cannot be certain that we will be successful in litigation.  If we are unable to resolve these matters, and if we lose the litigation for these matters, our financial position could be materially harmed.  We are also subject to other various legal proceedings and claims that in the aggregate do not appear to be material.

Our common stock is traded on the Over-The-Counter Bulletin Board.

                Our stock is currently listed on the Over-The-Counter Bulletin Board.  Generally, this means that our stock is less liquid as compared to when it was listed on the Nasdaq stock market.  As a result, investors in our common stock will be less able to sell stock holdings or receive accurate stock price quotations.

We may not realize expected benefits from our restructuring actions.

                In the second quarter of 2001, we made certain changes to our operations in order to focus on business on core operations and improve our operating performance by restructuring and streamlining our operations.  In the restructuring process, we incurred a restructuring charge of approximately $2.19 million, which includes a $1.173 million charge for facility closing and other leasehold termination costs, $777,000 in employee severance payments, $123,000 for other employee-related costs and $115,000 for other related restructuring charges.  In this restructuring, we reduced our employee headcount by 89 employees, which represented approximately 28% of our workforce.  Of these 89 employees, 62 employees (or approximately 70%) were billable consultants and 27 employees (or approximately 30%) were non-billable staff.  We made further cost-reduction actions in the third and fourth quarters of 2001, and also in the first quarter of 2002.  In the third and fourth quarters of 2001, our employee headcount decreased by 63 employees through layoffs and voluntary attrition. This decrease represented approximately 28% of our remaining workforce.  The departed employees included 41 (or approximately 65%) billable consultants and 22 (or approximately 35%) non-billable staff.  In the first quarter of 2002, we incurred unusual charges of $1.69, including a one-time charge for $1.34 million related to subleasing our Campbell, California facility and terminating the lease for our Colorado Springs, Colorado facility, and a $350,000 charge was taken for severance pay relating to reduced headcount, including three vice presidents, in the first quarter of 2002.  Our headcount decreased in the first quarter of 2002 by 32 employees, or 19% of our total workforce, through layoffs or voluntary attrition. Of these 32 employees, 24 employees (or approximately 75%) were billable consultants and 8 employees (or approximately 25%) were non-billable staff.  The reductions in our billable staff may prevent us from obtaining future revenues from those positions, if revenue opportunities are available, unless we are able to hire replacement personnel in time to staff the potential future revenue opportunities.  In the second quarter of 2002, we incurred unusual charges of $1.64 million for facility and non-cash compensation matters. Included in this amount was a $1.19 million charge for facility closings and leasehold termination costs.  The facility charges included $190,000 for closing the Boston, Massachusetts facility, $290,000 for reducing the amount of space leased in the Minneapolis, Minnesota by approximately 60%, and $713,000 for increasing the accrual for our St. Paul, Minnesota and Campbell, California facilities to amounts consistent with buy-out offers made by our landlords.  We cannot predict whether we will receive expected synergies and improved operating performance as a result of these restructuring and streamlining actions.  We also cannot predict whether our restructuring and streamlining changes will adversely affect our ability to retain key employees, which, in turn, would adversely affect our business, financial condition and results of operations.

We may not realize benefits from our alliance with HCL.

                During the first quarter of 2002, we entered into a Strategic Alliance Agreement with HCL Technologies America, Inc. (“HCL America”) and HCL Technologies Limited, India (“HCL”), in which we will work with HCL and HCL America to pursue perceived service opportunities in certain identified markets.  Although HCL and HCL America will provide the initial funding for the sales and marketing activities of the alliance, we will dedicate several of our senior-level sales and delivery employees to the alliance.  If the alliance is not successful in developing its own business, we will have lost the opportunity cost of these employees, who could otherwise have been attempting to obtain business directly for us.  Also, our executive management may dedicate a significant amount of their time to alliance activities, which may distract them from our continuing business, which, in turn, could adversely affect our business, financial condition and results of operations.

The October 2001 sale of the customer relationship management products developed by Clarify has adversely impacted our business.

                A substantial portion of our historical revenue was derived from implementation and customization of the customer relationship management (“CRM”) products developed by Clarify, which, prior to October 2001, was a business unit of Nortel Networks, Inc., and, prior to its acquisition by Nortel, was a stand-alone company.  On October 2, 2001, Nortel Networks sold Clarify to Amdocs Limited.  At the time of the sale, several of our clients and prospective clients decided to defer or cancel Clarify-related projects with which we were involved.  As a result, starting in the fourth quarter of 2001and continuing our revenues have been adversely affected by these deferrals and cancellations.  We are unsure about Amdocs’ plans for the Clarify suite of products.  Amdocs focuses its other products on a limited number of industries, particularly communications and IP service providers.   We have not been able to replace the revenue we received from performing services on Clarify products with revenues derived from providing services for competitive or alternative CRM products.

Competition in the technology consulting industry is intense, and many of our competitors have substantially greater resources and name recognition than we do.

                The CRM consulting and systems integration industry is highly competitive and served by numerous national, regional and local firms.  The CRM market includes participants from a variety of market segments, including consulting and systems integration firms, contract programming companies, application software firms and their professional services groups, and e-business solution providers.  Our primary competitors can be classified into three groups:

•      large systems integrators (e.g., Accenture, PricewaterhouseCoopers, IBM, EDS);

•      consulting firms located outside the United States (e.g., Wipro, Tata); and

•      other consulting companies (e.g., E-Loyalty, One, Covansys, Syntel, Cognizant).

                We also face competition from service organizations within potential clients.  Some of these competitors, particularly large systems integrators, may have a pre-existing relationship with many of our potential customers, either through non-CRM services that they provide to such customers or, in the case of large management consulting firms, through audit or other non-audit services those management consulting firms provide to our current or potential clients.  We differ from nearly all of our competitors by our exclusive focus on CRM services.

                In addition to facing a large number of potential competitors, many of our competitors also have certain advantages over us, including:

•      better name recognition;

•      a broader range of products and services;

•      greater sales, marketing, distribution and technical capabilities;

•      significantly greater revenues and financial resources; and

•      established market positions.

                We may not be able to compete effectively with these companies.  In addition, competitors with greater financial resources may be able to respond more quickly to new or emerging technologies and changes in customer requirements that may render our services obsolete or make it more difficult for us to compete with these companies.  In addition, the economic downturn has put downward pressure on pricing, and competitors with greater economic resources may be more willing to perform services under reduced prices, which could negatively affect our ability to obtain and retain customers, particularly if customers decide to differentiate among vendors on the basis of price.  We cannot predict whether we will be able to compete successfully with our existing and new services or with current and future competitors.   In addition, we believe that technological change will continue to cause rapid evolution in the competitive environment.  The full scope and nature of these changes are difficult to predict at this time, but increased competition could lead to reduced gross margins and diminished market share, which could have a material adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate significantly from quarter-to-quarter.

                A high percentage of our operating expenses, particularly personnel and related costs, depreciation, office rent and occupancy costs, are fixed in advance of any particular quarter.  As a result, unanticipated variations in the number, or progress toward completion, of our projects may cause significant variations in operating results in any particular quarter and could result in losses for that quarter.  Our net revenue and operating results may fluctuate significantly due to a number of other factors, some of which are outside our control.  These factors may include:

•      the loss of key personnel and other employees;

•      any fluctuations in market demand for our services, consultant hiring and utilization;

•      the contractual terms and timing of completion of projects;

•      any delays incurred in connection with projects;

•      the accuracy of our estimates of resources required to complete projects;

•      any delays or changes in our sales cycle;

•      the adequacy of provisions for losses;

•      the costs of obtaining or losing customers and accounts; and

•      an increase in competition and pricing pressures.

                One or more of the foregoing factors may cause our operating expenses to be disproportionately high during any given period.  Based on the preceding factors, we may experience a shortfall in revenue or earnings or otherwise fail to meet public market expectations, which could materially adversely affect our business, financial condition or results of operations.

Our revenues are difficult to predict because they are generated on a project-by-project basis.

                We derive our revenues primarily from fees for services generated on a project-by-project basis.   These projects vary in size and scope.   Therefore, a client that accounts for a significant portion of our revenues in a given period may not generate a similar amount of revenues, if any, in subsequent periods.   In addition, after we complete a project, we have no assurance that the client will retain us in the future.

                We also have clients who may terminate their agreements with us, whether time-and-materials or fixed-fee based, without any prior written notice.   Clients may terminate projects before completion.   If our clients terminate existing agreements, our business, financial condition and results of operations could suffer material harm.

The loss of a significant client could impact our operations.

                We derive a substantial part of our revenues from a small number of clients.   During the second quarter of fiscal 2002, 92% of our revenues came from our top ten customers and 72% came from our top five customers.  During the second quarter of fiscal 2002, three clients — Best Buy Corporation (23%), Fleet Bank (16%) and Enbridge Services (16%) — each comprised more than 10% of our revenues.  The loss of one or more of these clients would materially adversely affect our business, financial condition and results of operations.  Our services often involve the implementation of complex information systems that are critical to our clients’ operations.  Our failure to meet client expectations in the performance of our services may damage our reputation and adversely affect our ability to attract and retain clients.  If a client is not satisfied with our services, we will generally spend additional human and other resources at our own expense to ensure client satisfaction.  Such expenditures will typically result in a lower margin on such engagements and could materially adversely affect our business, financial condition and results of operations.